September 28, 2020

To All Kavilco Shareholders:

In Kavilco’s Report to Shareholders mailed out to you at the end of August there was a formatting error on page 15 in the Schedule of Investments.

This error did not change any totals in the financial statements. The securities omitted from the bottom of page 15 in the Report to Shareholders were as follows:

	Principal Amount of Shares	Fair Value
Citigroup, Inc.	1,040	$ 53,144
Diversified Healthcare Trust	10,400	46,020
EPR Properties	2,575	85,310
Equity Residential Properties Trust	3,000	176,460
Franklin Resources, Inc.	1,130	23,696

Attached are the corrected financial statements.

If you have any questions or concerns, please contact our office at 206.624.6166 or 800.786.9574.

Yours truly,

Louis L. Jones, Sr., President

/s/ Louis L. Jones, Sr.

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